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                                      Filed by Sybase, Inc.
                                      Pursuant to Rule 425 under
                                      the Securities Act of 1933
                                      Subject Company: New Era of Networks, Inc.
                                      Commission File No. 000-22043


SYBASE EMPLOYEE Q&A

     1)  WHY ARE WE BUYING THIS COMPANY?

     New Era of Networks (NEON), Inc. offers products and services that are in line with our strategic efforts and solidify our leadership position in e-Business. They also have a great engineering team and sales organization that complement Sybase. With all these new assets of people and technology, Sybase will be propelled into the top-level e-Business infrastructure market.

     2)  DO I STILL HAVE A JOB?

     Your job, and those of the other Sybase employees, will not be adversely impacted by the NEON acquisition. There will be Sybase employees, however, who will transfer with NEON employees to the new Sybase e-Business Division.

     3)  HOW WILL THIS ACQUISITION AFFECT MY DIVISION?

     NEON products and employees will be merging along with IAD and some components of ESD into a new Sybase e-Business Division. Otherwise, no other divisions will be affected.

     4)  WILL MY BENEFITS PACKAGE CHANGE?

     This acquisition will not have an adverse effect on the employee benefits of any Sybase employee.

     5)  WILL THE EMPLOYEES OF NEON HAVE A DIFFERENT BENEFITS PACKAGE?

     We will offer Sybase employee benefits to our new members of the Sybase family. The change to Sybase benefits will take effect as soon as practical.

     6)  HOW WILL THIS ACQUISITION AFFECT OUR STOCK PRICE?

     Although it's impossible to predict, we feel that this is a positive strategic move that will benefit Sybase stock.


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     7)  HOW WILL IT AFFECT THE NEON STOCK PRICE?

     The NEON stock symbol will be retired upon governmental approval.

     8)  WHAT DO YOU WANT ME TO DO TO ASSIST IN A SUCCESSFUL INTEGRATION?

     We ask that you help us welcome our new employees and assist them in every way possible to get them to know the Sybase work environment, products, policies, etc. in the same way you would want to be oriented successfully into a new environment. We also ask that you help Sybase by continuing to support our customers and products "without missing a beat."

     9)  WHOM DO I CALL IF I HAVE ANY FURTHER QUESTIONS?

     An HR hotline will be established soon.

     10) WILL WE GET REGULAR UPDATES ON THE STATUS OF THE ACQUISITION?

     We will be communicating with you every step of the way through Sybserspase announcements, HR Connection (a new electronic newsletter recently released), as well as through an HR hotline where employees can call in their questions.

     11) WHY IS THIS GOOD FOR NEON?

     Our employees will welcome a company to the Sybase family that has strong technology and products that are synergistic with ours. They also share equally in our goal to be a single source to customers in meeting their enterprise-level software needs.

     12) WILL NEON PEOPLE BE MOVING INTO OUR FACILITIES SOON? WILL THEIRS CLOSE?

     Our management will be evaluating potential effective synergies in all areas where they would make good business sense and be advantageous to our overall employee population.

     13) WILL THEY MOVE INTO THE NEW DUBLIN FACILITY IN Q1 OF 2002?

     No, this is not in the plan.

     14) WHY DO WE NEED TO BUY TECHNOLOGY? CAN'T OUR ENGINEERING DEPARTMENT DEVELOP THE SAME OR BETTER PRODUCTS?

     We felt this was a good investment in already-created and established technology that we can integrate into our existing initiatives so that we can bring robust and scalable solutions to our customers faster.


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     15) HOW DO NEON EMPLOYEES FEEL ABOUT BEING ACQUIRED?

     We know that their management is as enthusiastic as we are about the synergy. Rick Adam, who currently heads NEON, will be coming on board as the new president of the e-Business Division.

     16) WHEN WILL THE DEAL BE FINALIZED?

     Our plan is to have this finalized by the second quarter of 2001.

     17) DOES SYBASE PLAN TO DO MORE ACQUISITIONS?

     We will continue to keep our eyes open for opportunities that are potentially beneficial to and compatible with Sybase long-term strategies.

     18) WHAT NEW JOB OPPORTUNITIES MAY BE AVAILABLE DUE TO THE ACQUISITION?

     As Sybase grows with each new acquisition, both Sybase employees and our new members of the family will have equal opportunities to evaluate and be considered for positions in the different divisions and subsidiaries of Sybase.

     19) IF I HAVE ADDITIONAL QUESTIONS, TO WHOM SHOULD I ADDRESS THEM?

     Corporate Human Resources will have an integration hotline in place in a few days. HR will publish the phone number shortly.

FORWARD LOOKING STATEMENT: The information provided herein contains forward-looking statements regarding Sybase's proposed acquisition of NEON that involve risks and uncertainties, including statements regarding the effect of this transaction on Sybase's earnings and its business, Sybase's expectations regarding the success of NEON's products in Sybase's product lines, and Sybase's expectations regarding the growth of the e-Business market generally. Actual results may not be realized, or may vary materially from results that may be discussed in these forward-looking statements. Factors that may affect actual results include the risks inherent in completing the acquisition of NEON on a timely basis, if at all, the successful integration of NEON into Sybase's business, the, timely development and market acceptance of the products and services of the combined companies, Sybase's ability to remain competitive in a highly competitive and rapidly changing marketplace, and the other risks detailed from time to time in each company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, Sybase's report on Form 10-K for the fiscal year ended December 31, 1999 and its reports on Form 10-Q for its fiscal quarters ending March 31, June 30 and September 30, 2000.

ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Sybase, NEON, the proposed acquisition and related matters:

- Sybase's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials.
- Sybase's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.
- NEON's Solicitation/Recommendation Statement on Schedule 14D-9.


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These documents and amendments to these documents will be filed with the U.S.
Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov.

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